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United States Securities and Exchange Commission

Division of Corporation Finance Office of Life Sciences

Washington, D.C. 20549

ATTN: Ibolya Ignat

February 6, 2024

Re: Earth Science Tech, Inc.

Form 10-K for the fiscal year ended March 31, 2023

Filed June 20, 2023

File No. 000-55000

Dear Ms. Ignat,

Please accept the following as Earth Science Tech, Inc.’s (“ETST”) response to your comments in correspondence dated January 12, 2024.

Form 10-K for the Fiscal Year Ended March 31, 2023

Report of Independent Registered Public Accounting Firm, page 18

1.	Please amend your filing to include revised audit reports covering the audits of the years ended March 31, 2023, and March 31, 2022, and confirm to us that you obtained signed reports for both years ended March 31, 2023 and March 31, 2022 at the time of the filing. Refer to Rule 8-02 of Regulation S-X. In your amended report,

●	clarify the name of your independent auditor, stated as Bolko & Company on page F-1, but Bolko CPA on page 20. We note that in your Item 4.01 8-K dated August 15, 2023, amended on August 16, 2023 you state that you engaged Bolko & Associates, LLC as your auditor.
●	please have your auditor sign their audit report utilizing the same name as is registered with the PCAOB.

●	assure that the audit opinion complies with the section title requirement in paragraph .08 of PCAOB AS 3101, and with the title and paragraph position requirements in paragraph .12 of AS 2415.
●	clarify why the audit report does not refer to the audit of consolidated financial statements, and ask the auditor to correct as appropriate.
●	explain the reason why the audit report includes references to financial highlights.

In amending your filing, please assure that the report includes the entirety of Item 8, and appropriate updated certifications that refer to the Form 10-K/A.

Response:

ETST is in the process of preparing the amended Form 10-K for the fiscal year ended March 31, 2023. In coordination with our auditor, R. Bolko, CPA P.A., we have reviewed the incorrect language and format utilized in the audit report. Included in the amended filing is the revised audit report prepared by R. Bolko, CPA PA with registration number 6554. The revised audit report includes the required corrections as to the following:

●	reference to the audit of consolidated financial statements
●	removal of all references to the use of language as to “financial highlights”
●	compliance with title requirements as outlined in paragraph .08 of PCAOB AS 3101
●	required formatting of title and paragraph position as outlined in paragraph .12 of AS 2415

In discussion with our auditor, the above referenced errors were identified as an oversight in the review process as the report was finalized by the auditor.

ETST made a diligent search through all known physical documents received from prior management and all known digital records, but ETST was unable to find a signed audit report for the fiscal year ended March 31, 2022. In addition to the diligent search, ETST reached out to its former auditor to request that they provide one if one was in their possession. ETST received no response. ETST requested a signed audit report for the fiscal year that ended March 31, 2023, but R. Bolko, CPA PA did not provide a signed copy, though the firm was cooperative with other matters related to these SEC comments. In light of the foregoing, management has put in place a new policy to ensure that ETST complies with its record keeping obligations in the future. However, ETST is in possession of an electronically signed audit report from each auditor that was sent to ETST by each respective auditor.

2.	We note that among the PCAOB registered firms we could not find a firm registered under the name of Bolko & Company. An entity listed as R, Bolko, CPA P.A. is the successor of Bolko & Associates LLC., and is listed with the registration status “Withdrawal Pending.” Pursuant to Section 102 of the Sarbanes-Oxley Act and PCAOB Rule 2100, all public accounting firms that prepare or issue audit reports with respect to any issuer, as defined, must register with the PCAOB. While a withdrawal request is pending, the firm may not thereafter engage in the preparation or issuance of an audit report for any such issuer. See PCAOB Rule 2107. Please clarify the status of your auditor at the time the audit report included in your annual report was issued to you, and tell us how you believe the financial statements in your filings are in compliance with the applicable rules. Please address this comment as applicable to Bolko & Company’s audit report dated December 22, 2022 regarding its audit of the financial statements of Peaks Curative, LLC, and Bolko & Company’s audit report dated February 3, 2023 regarding its audit of the financial statements for RXcompoundstore.com, LLC. Please be as detailed as necessary in your explanation.

Response:

Prior to January 1, 2022, R. Bolko, CPA PA, was Bolko and Associates, LLC. To keep references consistent, we have changed every instance of a reference to ETST’s auditor to “R. Bolko, CPA PA”

In relation to the status of the auditor, R. Bolko, CPA, PA did not elect to withdraw from the PCAOB until October 17, 2023, which is after any date relevant to the preparation or issuance of the annual audit report dated July 19, 2023, for Earth Science Tech. The audit reports regarding R. Bolko, CPA PA’s audits of the financial statements of Peaks Curative, LLC, dated December 22, 2022, and RxCompoundstore.com, LLC, dated February 3, 2023, were completed many months before R. Bolko, CPA PA elected to withdraw from the PCAOB.

3.	Given that your Item 4.01 Form 8-K/A dated August 16, 2022, did not clearly disclose this information, please tell us whether your former auditor resigned, declined to stand for reelection or was dismissed. Tell us the date your relationship with your former auditor officially ended. Refer to Item 304(a)(1)(i) of Regulation S-K.

Response:

The former auditor, BF Borgers, CPA PC was dismissed on August 8, 2022, in favor of engaging R. Bolko, CPA, P.A. as the new auditor.

Item 9A. Controls and Procedures Disclosure Controls and Procedures, page 20

4.	We note that you have disclosed that your Chief Executive Officer (CEO) and Chief Financial Officer (CFO) carried out an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures; however, you have not provided any conclusions regarding the effectiveness of disclosure controls and procedures in your annual report. Please revise your filing to disclose the conclusions that have been formulated by your CEO and CFO regarding the effectiveness of your disclosure controls and procedures as of March 31, 2023.

Response:

In review of the work performed by management, including the Chief Executive Officer and Chief Financial Officer, the conclusion was formulated regarding the effectiveness of our disclosure controls and procedures and omitted in error from the original filing. The amended filing of the Form 10-K will contain the following conclusion:

●	The Company’s management, including the Chief Executive Officer and Chief Financial Officer have reviewed and evaluated the effectiveness of the Company’s design and operations of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) as of the end of the period covered by this annual Report on Form 10-K/A. Based on that review and evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the period covered by this Amended Annual Report, the Company’s disclosure controls and procedures were not effective as of March 31, 2023 (the “Evaluation Date”), in ensuring that (i) information required to be disclosed by us in reports that we file or submit to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting, page 20

5.	Please clarify your statement that in performing an evaluation of the effectiveness of your internal control over financial reporting as of March 31, 2023, management used the criteria “established in Internal Control-Integrated Framework issued by the board members”, since we do not recognize the framework you listed. It appears that your management should have used the criteria established in the Committee of Sponsoring Organization of the Treadway Commission (COSO) Internal Control - Integrated Framework (2013). Please refer to Item 308(a)(2) of Regulation S-K. In light of the disclosure irregularities noted in our comments, please reassess your conclusions regarding disclosure controls and procedures and internal controls over financial reporting as of March 31, 2023, and revise your filing to reflect the results of your reassessments.

Response:

The reference to the criteria “established in Internal Control-Integrated Framework issued by the board members” was made in error. After reassessing our conclusions regarding internal controls over financial reporting, we determined that management actually used the criteria set forth by the Committee of Sponsoring Organization of the Treadway Commission (COSO) Internal Control – Integrated Framework (2013). The related conclusions regarding ineffective controls are now included. In addition, subsequent to the filing date of the 10-K, ETST has created new positions to segregate duties consistent with control objectives and has increased our personnel resources and technical accounting expertise within the accounting function. Additionally, ETST now has a total of 5 directors, 2 of whom are independent, who will undertake the oversight in the establishment and monitoring of required internal controls and procedures, such as reviewing and approving estimates and assumptions made by management. As such, the amended filing of the Form 10-K for the fiscal year ended March 31, 2023, will contain the following correction and conclusion on Management’s Annual Report on Internal Control Over Financial Reporting:

Management’s Annual Report on Internal Control Over Financial Reporting

Our disclosure controls and procedures contain components of our internal controls over financial reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and financial officer and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

●	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of the Evaluation Date. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) Internal Control-Integrated Framework (2013). The COSO framework is based upon five integrated components of control: control environment, risk assessment, control activities, information and communications and ongoing monitoring. Based on an evaluation under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer has concluded that the Company’s internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act were not effective as of the Evaluation Date, to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. Each of the following is deemed a material weakness in our internal control over financial reporting:

●	Limited or no segregation of duties and lack of multiple levels of supervision and review.
●	Ineffective controls over financial reporting.
●	Lack of checks and balances in the design and operation of our disclosure controls and procedures.

Management believes that the material weaknesses set forth in the three items above ultimately did not have an effect on our financial results. In an effort to remediate the identified material weaknesses and other deficiencies and enhance our internal controls, the Company expects to create the appropriate positions to segregate duties consistent with control objectives and will increase our personnel resources and technical accounting expertise within the accounting function when funds are available to us. Additionally, we plan to appoint one or more outside directors which will undertake the oversight in the establishment and monitoring of required internal controls and procedures, such as reviewing and approving estimates and assumptions made by management.

Limitations on the Effectiveness of Controls

Management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our system of internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed or operated, can provide only reasonable, but not absolute, assurance that the objectives of the system of internal control are met. The design of our control system reflects the fact that there are resource constraints, and that the benefits of such control systems must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control failures and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the intentional acts of individuals, by collusion of two or more people, or by management’s overriding of the controls. The design of any system of controls is also based in part on certain assumptions about the likelihood of future events, and there can be no assurance that the design of any particular control will always succeed in achieving its objective under all potential future conditions.

Item 8. Financial Statements and Supplementary Data

Earth Science Tech, Inc. and Subsidiaries, Consolidated Financial Statements

Note 9 - Acquisition and Related Transactions, page F-17

6.	Please provide us a comprehensive accounting analysis for your November 8, 2022 purchase of RxCompoundStore.com, LLC and Peaks Curative, LLC with references to the paragraphs within the authoritative accounting literature that support your accounting, presentation and disclosures. Explain what you meant by your disclosure on page F-14 that you elected a push down accounting approach which resulted in the recognition of goodwill of $ 138,312. We note that you report Goodwill of approximately $2.2 million as of March 31, 2023, even as your unaudited Article 11 pro forma financial statements included within your amended Form 8-K/A dated March 1, 2023 state that no goodwill will result from the acquisitions; please explain this apparent inconsistency. Please explain your statement that “The Holding Company elected to amortize Goodwill over 10 years, as per prior years’ policy, and charged an amortization expense of $13,831 in the year ended March 31, 2023” since it is not permissible to amortize goodwill under US GAAP; instead, goodwill is to be tested at the reporting unit level at least annually for impairment. Please revise your accounting policy and your financial statements for all affected periods to comply with ASC 350-20-35 if you conclude that the reporting of goodwill is appropriate.

Response:

We are providing the analysis as the basis for the accounting treatment of the business acquisition by ETST of RxCompound and Peaks which was consummated on November 8, 2022. We acknowledge the error in the 8-K/A filing dated March 1, 2023, which presented the reverse recapitalization as the determined accounting treatment for the acquisition. As outlined in the accounting analysis below, the business combination resulted in the recognition of Goodwill of $2.1M. The additional goodwill recognized on the acquiree, RxCompound, totaling $138,312, was the result of the original purchase of RxCompoundstore.com in a private transaction dated September 1, 2020. As a result of the error in the recording and reporting of amortization of $13,831, ETST will revise our accounting policy and financial statements for all affected periods to comply with ASC 350-20-35. The correction will be included in the amended 10-K for the Fiscal Year Ended March 31,2023, 10-Q for the Quarters ended June 30, 2023, and September 30, 2023.

As outlined in the ETST 8-K/A filing dated March 1, 2023, Earth Science Tech, Inc. (the Company) acquired Peaks Curative, LLC (Peaks) and RxCompoundstore.com LLC (RxCompound). The final consideration transferred for the purchase was 50,700,000 restricted shares of the Company’s common stock and the assumption of certain indebtedness.

In identifying and accounting for the business combination, the company utilized ASC 805-10, 805-20 and 805-30 as the overarching guidance to address the accounting for a business combination as defined in the ASC master glossary as “[a] transaction or other event in which an acquirer obtains control of one or more businesses.”

Defined Business Combination and Acquirer

In applying paragraph 805-10-25-1 and 805-10-25-2 it was determined that the acquirer, ETST, would obtain control of the acquirees, (Peaks and RxCompound), by issuing equity interests in ETST. Specifically, 50,700,000 restricted shares of ETST’s common stock were issued on November 8, 2022. The resulting controlling interest of the acquisition was evaluated, calculated, and confirmed prior to the acquisition, such that Giorgio R. Saumat maintained control through special voting rights with 1,000,000 Preferred Series B Shares accompanied by 75,562,440 restricted shares of ETST’s common stock.

Resulting Structure of Defined Businesses

The resulting structure of the business combination was such that RxCompound and Peaks became subsidiaries of the acquirer as outlined in paragraph 805-10-55-3. In evaluating both acquirees as businesses, ETST considered ASC 805-10-55-3A through 55-5. Prior to and subsequent to the acquisition, RxCompound is an operating pharmacy with revenues in excess of $500K for the audited two-year period covering April 1, 2020, to March 31, 2022. In the course of its business, RxCompound applies a clearly defined set of inputs and processes in the creation of compound pharmaceuticals to meet the needs of its consumers. Sister company, Peaks, is a start-up entity with nominal revenue for the audited period of October 1, 2021, to September 30, 2022, as a result of the recently developed innovative telemedicine platform. In addition, ETST considered S-X 11-01(d) whereby confirming the continuity of both businesses inclusive of facilities, personnel, sales force, customer base and revenue producing activities that have remained after the acquisition.

Measurement and Consideration

The acquirer in this business combination was willing to pay more for the businesses than the sum of the fair values of the individual assets and liabilities because of other inherent values associated with the resulting assembled business. In addition, synergies and other benefits were expected from combining the activities of ETST and acquired businesses which served as drivers for paying the amount which was greater than the fair value of the underlying assets and liabilities. The resulting excess of the aggregate of (1) the consideration transferred, as measured in accordance with ASC 805-30-30-7, which generally requires the use of acquisition-date fair value; (2) the fair value of any noncontrolling interest in the acquiree; and (3) in a business combination achieved in stages, the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree, over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed, as measured in accordance with ASC 805, is recognized as goodwill.

Per paragraph ASC 805-30-30-7, The consideration transferred in a business combination shall be measured at fair value, which shall be calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree, and the equity interests issued by the acquirer. Examples of consideration transferred found in ASC 805-30-30-7 include cash, other assets, contingent consideration, a subsidiary or a business of the acquirer transferred to the seller, common or preferred equity instruments, options, warrants, and member interests of mutual entities.

Below provides for the fair value calculation for the equity interests issued at date of acquisition with a total value of $1,875,900 based on the share price on November 8, 2022, of 0.037 per share. The total value of the net assets for Peaks and RxCompound yielded net assets of ($288,580).

Goodwill quantified by consideration transferred by ETST and calculation of net assets of Peaks and RxCompound, respectively.

Recording of Goodwill:

In accordance with ASC 350-20-35 Goodwill resulting from the business combination will be tested annually for impairment.

We acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Gabrielle Schuster, Chief Financial Officer